[Advent Funds Letterhead]

March 6, 2018

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington DC 20549

RE:	Advent Claymore Convertible Securities and Income Fund (811-21309) Advent Claymore Convertible Securities and Income Fund II (811-22022) Advent/Claymore Enhanced Growth & Income Fund (811-21504)

Ladies and Gentlemen:
Thank you for your telephonic comments concerning the annual reports to shareholder of Advent Claymore Convertible Securities and Income Fund (811-21309) (“AVK”), Advent Claymore Convertible Securities and Income Fund II (811-22022) (“AGC”), and Advent/Claymore Enhanced Growth & Income Fund (811-21504) (“LCM” and, together with AVK and AGC, the “Funds”) for the fiscal year ended October 31, 2017. For ease of reference, we have summarized your comments below followed by our responses.
Comment 1:     With respect to LCM, please explain why the response to Item 12(b) is “Not Applicable,” when an amount was listed in response to Item 12(a).

Response: LCM confirms that the correct response to Item 12(b) is not applicable. LCM did not engage in securities lending activities during the most recent fiscal year and did not receive any services from a securities lending agent. The response to Item 12(a) was reported erroneously. The responses to Items 12(a)(1) and 12(a)(4) should have been “None.”
Comment 2:    With respect to LCM, explain why the responses to Items 12(a)(1) and 12(a)(4) were “$20,413.35” when the corresponding amount in the financial statements is approximately $14,000.
Response: As noted above, the responses to Items 12(a)(1) and 12(a)(4) should have been “None.” LCM did not engage in securities lending activities during the most recent fiscal year. The amount shown in the financial statements relates to income earned by the Fund from permitted rehypothecation of collateral securities pursuant to the Fund’s credit agreement. The registrant has pledged portfolio securities as collateral to secure its outstanding loan balance with a lender. The credit agreement permits, subject to certain conditions, the lender, as principal and not as agent for the Fund, to rehypothecate such pledged portfolio securities up to the amount of the loan balance outstanding. The Fund receives a portion of the fees earned by its lender in connection with this permitted rehypothecation of portfolio securities. The revenue split represents an amount agreed between the Fund and its lender as part of the economic terms on which such lender extends credit to the Fund. The registrant does not pay its lender and securities lending counterparty any fees, rebates or other compensation in connection with the permitted rehypothecation of the registrant's pledged portfolio securities other than the revenue split. The Fund notes that subsequent to the filing of the annual report, the outstanding loan balance under the credit agreement was refinanced and the credit agreement was terminated.

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If you have any questions or comments or require any additional information in connection with the above, please do not hesitate to contact me at (212) 479-0675.

Sincerely,

/s/ Robert J. White
Robert J. White
Treasurer and Chief Financial Officer

cc:    Edward C. Delk, Secretary and Chief Compliance Officer of the Funds